Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

PROXY STATEMENT

General

The board of directors of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on July 15, 2019 at 9:00 p.m., Hong Kong time, or 9:00 a.m., Eastern Daylight Time (the “AGM”). The AGM will be held at 23/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

This proxy statement and the proxy form can be accessed, free of charge, on the Investor Relations section of the Company’s website at www.alibabagroup.com/en/ir/home.

Simultaneous Virtual Meeting

A live webcast of the AGM will be accessible via Internet at: www.virtualshareholdermeeting.com/alibaba19 (the “Virtual Meeting”). This website will be accessible on or shortly after the date of this proxy statement.

To log into the Virtual Meeting, you will need a unique 16-digit control code, which you will receive together with this proxy statement or can obtain by calling the international toll number mailed to you together with this proxy statement.

With your 16-digit control code, you will also be able to submit questions through the Virtual Meeting in real-time. Due to the time limit, only selected questions submitted at the Virtual Meeting will be answered at the AGM. You will not be able to vote through the Virtual Meeting.

Record Date, Share Ownership and Quorum

Only holders of the Company’s ordinary shares, par value US$0.000025 per share (“Ordinary Shares”) of record at the close of business on June 7, 2019, New York time (the “Record Date”) are entitled to attend and vote at the AGM. Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the AGM under the Company’s Articles of Association. Holders of ADSs as of the Record Date will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders. Holders of ADSs are not entitled to attend the AGM, and any ADS holder who appears at the AGM venue will not be allowed to attend the AGM.

As of the close of business on the Record Date, 2,603,570,993 Ordinary Shares were outstanding. 1,999,562,207 Ordinary Shares were represented by ADSs. One or more shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares of the Company in issue carrying a right to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote, shall be a quorum for all purposes.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each resolution put to the vote at the AGM will be decided by poll.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs of the Company beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form before 10:00 a.m., Eastern Daylight Time, on July 12, 2019 (the deadline for the return of such proxy forms), the Ordinary Shares they represent will be voted by the proxy holder at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as Depositary of the ADSs, may vote those Ordinary Shares at the AGM.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs at the close of business on the Record Date this proxy statement, the accompanying notice of the AGM and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. Eastern Daylight Time, July 10, 2019, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or ADS Voting Card, as the case may be, bearing a later date, which must be received by Citibank, N.A., as the ADS Depositary, no later than 10:00 a.m., Eastern Daylight Time, on July 10, 2019 or (b) for holders of Ordinary Shares only, by attending the AGM and voting in person.

PROPOSAL 1:

EFFECT AN INCREASE IN THE NUMBER OF AUTHORIZED ORDINARY SHARES AND A ONE-TO-EIGHT SHARE SUBDIVISION OF THE COMPANY’S ORDINARY SHARES, INCLUDING ALL OUTSTANDING OPTIONS, RSUs AND SHARE AWARDS

Pursuant to the Company’s Memorandum and Articles of Association, the Company currently has an authorized share capital of US$100,000 consisting of 4,000,000,000 Ordinary Shares, par value US$0.000025 per share.

The Board of Directors has approved and is recommending to shareholders for approval at the AGM, a resolution to approve a share subdivision whereby, with effect from the Effective Date (as defined below), each issued and unissued Ordinary Share of a par value of US$0.000025 in the capital of the Company will be subdivided into eight Ordinary Shares of a par value of US$0.000003125 each, such that the authorized share capital of the Company following the share subdivision shall be US$100,000 divided into 32,000,000,000 Ordinary Shares with a par value of US$0.000003125 each (the “Subdivision Proposal”).

If the Subdivision Proposal is approved by the shareholders, it will take effect upon a date to be determined at the discretion of the Board (the “Effective Date”) (which Effective Date shall be no later than July 15, 2020, at which time the shareholder approval will lapse and be of no effect). On the Effective Date, each issued and outstanding Ordinary Share, par value US$0.000025 per share, will be subdivided into eight Ordinary Shares, par value US$0.000003125 per share, and the Company’s currently authorized share capital of 4,000,000,000 Ordinary Shares, par value US$0.000025 per share, will be subdivided into 32,000,000,000 Ordinary Shares, par value US$0.000003125 per share (the “Share Subdivision”).

The purpose of the Subdivision Proposal is to effect a one-to-eight share subdivision of the Ordinary Shares. The Board of Directors is proposing the Share Subdivision to increase the flexibility for the Company in future capital market activities. Among other reasons, the one-to-eight share subdivision will increase the number of shares available for issuance at a lower per-share price, and the Board of Directors believes that this will increase flexibility in the Company’s capital raising activities, including the issuance of new shares. The Subdivision Proposal is not contingent upon any other action. If approved at the AGM, it will take effect on the Effective Date as determined by the Board. As described more fully under “Simultaneous ADS Ratio Change” below, the Board of Directors has approved a simultaneous change in the ratio of Ordinary Shares to ADSs from (i) the current one (1) ADS representing one (1) Ordinary Share to (ii) a revised ratio of one (1) ADS representing eight (8) Ordinary Shares (the “ADS Ratio Change”). Accordingly, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of our ADSs on the NYSE, as the percentage interest in our Company represented by each ADS will not be altered.

There are no preemptive rights with respect to the Ordinary Shares, and shareholders will not have any dissenters’ or appraisal rights in connection with adoption of the Subdivision Proposal. The Ordinary Shares in issue and issuable upon the Effective Date of the Share Subdivision are identical to, and have identical powers, preferences and rights as, the currently outstanding Ordinary Shares. Adoption of the Subdivision Proposal will not affect the rights of the holders of currently outstanding Ordinary Shares, except for rights incidental to increasing the number of Ordinary Shares outstanding. Appropriate adjustments will be made to all awards granted under the Company’s equity incentive and other employee incentive plans as well as the number of Ordinary Shares reserved for issuance thereunder.

In addition, to facilitate the Share Subdivision, the register of members of the Company is expected to be closed for the registration of transfers from the close of business (Cayman Islands time) starting from July 15, 2019 (or such later date which shall in any event be no later than three (3) business days prior to the Effective Date), until the close of business (Cayman Islands time) on the Effective Date.

Tax Effect of the One-to-Eight Share Subdivision

Under existing United States federal income tax laws, the proposed one-to-eight Share Subdivision will not result in any gain or loss or realization of taxable income to owners of Ordinary Shares or ADSs. The cost basis for tax purposes of each Ordinary Share or ADS following the Share Subdivision will be equal to one-eighth of the cost basis for tax purposes of the corresponding Ordinary Share or ADS immediately preceding the Share Subdivision. The holding period for each Ordinary Share or ADS following the Share Subdivision will be deemed to be the same as the holding period for the corresponding Ordinary Share or ADS prior to the Share Subdivision. The laws of jurisdictions other than the United States may impose income taxes on the receipt of additional Ordinary Shares pursuant to the Share Subdivision.

This summary is based upon the United States Internal Revenue Code, existing and proposed Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date of this Proxy Statement, and all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address the effect of any applicable state, local or foreign tax laws. The foregoing analysis is provided for your reference, and it does not purport to be a complete analysis of all potential tax effects of the Share Subdivision and does not constitute tax advice with respect to U.S. federal tax law or the tax law of any jurisdiction. Each shareholder is urged to consult with his or her own tax advisor to determine the particular tax consequences to such shareholder of the Share Subdivision, including the applicability and effect of state, local and foreign tax laws and the possible effects of any changes in U.S. federal or other applicable tax laws.

Simultaneous ADS Ratio Change

In connection with the Subdivision Proposal, the Company’s Board of Directors has approved a change in the ratio of its ADS(s) to Ordinary Share(s) from (i) one (1) ADS representing one (1) Ordinary Share to (ii) a new ratio of one (1) ADS representing eight (8) Ordinary Shares (the “ADS Ratio Change”). The ADS Ratio Change will take effect on the Effective Date and the Share Subdivision, if approved, will be effective on the same date. No action is required by the Company’s ADS holders to effect the ADS Ratio Change (other than to vote to approve the Subdivision Proposal at the AGM).

Because the ADS Ratio Change is proportionate to the Share Subdivision, no issuance, cancellation or exchange of ADSs will be necessary or carried out in connection with the ADS Ratio Change and Share Subdivision. In addition, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of our ADSs on the NYSE, as the percentage interest in our Company represented by each ADS will not be altered. The Share Subdivision and ADS Ratio Change will not result in the issuance of any ADSs or any change in the number of ADSs held by any ADS holder.

In addition, to facilitate the ADS Ratio Change, the books of the Depositary are expected to be closed for ADS issuances and ADS cancellations from July 10, 2019 (COB NY), or such later date as the Depositary may determine and announce, through and including the Effective Date. This temporary closure will not affect an ADS holder’s ability to trade ADSs on the NYSE or otherwise transfer ADSs during that time. A separate announcement will be made by the Depositary confirming the ADS books closure period for ADS issuances and ADS cancellations.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSED INCREASE IN AUTHORIZED NUMBER OF ORDINARY SHARES AND THE ONE-TO-EIGHT SHARE SUBDIVISION CONTEMPLATED BY THE SUBDIVISION PROPOSAL.

PROPOSAL 2:

ELECTION OF DIRECTORS

According to Article 88 of the Company’s Articles of Association, the board of directors is divided into three groups designated as Group I, Group II and Group III. The current term of office of the Group II directors, consisting of Daniel ZHANG, Chee Hwa TUNG, Jerry YANG and Wan Ling MARTELLO, expires at the AGM.

Pursuant to Article 90 of the Company’s Articles of Association, the Company’s nominating and corporate governance committee has nominated Chee Hwa TUNG, Jerry YANG and Wan Ling MARTELLO and Lakeside Partners L.P. (the “Alibaba Partnership”) has nominated Daniel ZHANG (collectively, the “Alibaba Partnership Nominees”) for re-election as Group II directors of the Company, each to serve for a three year term or until such director’s successor is elected or appointed and duly qualified.

The Company has previously entered into a voting agreement (the “Voting Agreement”) with Jack Yun MA, Joseph C. TSAI, SoftBank Group Corp. (“SoftBank,” formerly known as SoftBank Corp.) and Yahoo! Inc. (now Altaba Inc., “Altaba”). Pursuant to the Voting Agreement, SoftBank and Altaba, who collectively hold approximately 35.3% of the Ordinary Shares outstanding as of the Record Date, will vote in favor of the election of the Alibaba Partnership Nominees. Altaba’s holdings are calculated based upon the most current available public information as of the date hereof.

Pursuant to Article 91 of the Company’s Articles of Association, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Daniel ZHANG (1)	47	Director and Chief Executive Officer
Chee Hwa TUNG (2)	82	Independent director
Jerry YANG (2)	50	Independent director
Wan Ling MARTELLO (2)	61	Independent director

(1)         Nominated by the Alibaba Partnership.

(2)         Nominated by the nominating and corporate governance committee.

Daniel Yong ZHANG has been our Chief Executive Officer since May 2015 and our director since September 2014. Mr. Zhang is also currently a member of Ant Financial’s investment committee. Prior to his current role, he served as our Chief Operating Officer from September 2013 to May 2015. He joined our company in August 2007 as Chief Financial Officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he performed concurrently until his appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Mr. Zhang served as Chief Financial Officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. Mr. Zhang is the chairman of Sun Art, a company listed on the Hong Kong Stock Exchange. He also serves on the board of Weibo, a company listed on the Nasdaq. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

Chee Hwa TUNG has been our director since September 2014 and is the Vice Chairman of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference of the PRC, which is an important institution of multiparty cooperation and political consultation in the PRC. Mr. Tung is the Founding Chairman of the China-United States Exchange Foundation, which is a non-profit organization registered in Hong Kong to promote understanding and strengthening relationships between China and the United States. Mr. Tung is also the chairman of Our Hong Kong Foundation Limited, a non-government, non-profit organization dedicated to promoting the long-term and overall interests of Hong Kong. Mr. Tung also serves in various public sector and advisory positions, including as a member of the J.P. Morgan International Council, the China Development Bank International Advisory Committee and the Advisory Board of the Schwarzman Scholars Program at Tsinghua University. Prior to these appointments, Mr. Tung served as the First Chief Executive of the Hong Kong Special Administrative Region from July 1997 to March 2005. Mr. Tung had a successful and distinguished career in business, including serving as the Chairman and Chief Executive Officer of Orient Overseas (International) Limited, an SEHK-listed company with its principal business activities in container transport and logistics services on a global scale. Mr. Tung received a bachelor’s degree in science from the University of Liverpool.

Jerry YANG has been our director since September 2014. Mr. Yang previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Yang has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Yang is a co-founder of Yahoo! Inc., and served as Chief Yahoo! And as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Yang served as a director of Yahoo! Japan. Mr. Yang also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the New York Stock Exchange, and Lenovo Group Ltd., a company listed on the SEHK. He also serves as a director of various private companies and foundations. Mr. Yang received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University, where he is serving on the University’s Board of Trustees beginning in October 2017. He was previously on Stanford’s Board of Trustees from 2005 to 2015, including being a vice chair.

Wan Ling MARTELLO has been our director since September 2015. She served as the executive vice president and chief executive officer of the Asia, Oceania, and Subsaharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Ms. Martello was a senior executive at Walmart Stores Inc. from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. Ms. Martello received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 3:

RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

The Company’s audit committee proposes to ratify and approve the appointment of PricewaterhouseCoopers (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2020.

In the event the holders of Ordinary Shares fail to ratify the appointment, the audit committee will reconsider the appointment. Even if the appointment is ratified, the audit committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the audit committee determines that such a change would be in the Company’s and its shareholders’ best interests.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Timothy A. STEINERT
TIMOTHY A. STEINERT
General Counsel and Secretary

Dated: June 14, 2019